# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A shares representing limited partner interests
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001456075

## Reporting persons
- Harvest Fund Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Harvest Fund Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Harvest Holdco L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Intermediary Holdco L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Securities Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Advisory Services L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,931,591; shared voting power 0; sole dispositive power 5,931,591; shared dispositive power 0; aggregate amount beneficially owned 5,931,591 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas 77010

## Item 2. Person Filing
Name of person filing: See Item 2(c) below.
Address of principal business office or, if none, residence: See Item 2(c) below.
Citizenship:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Harvest Fund Advisors LLC ("HFA")
100 W. Lancaster Avenue, Suite 200
Wayne, PA 19087
Citizenship: Delaware

(ii) Harvest Fund Holdco L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(iii) Blackstone Harvest Holdco L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(iv) Blackstone Intermediary Holdco L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(v) Blackstone Securities Partners L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(vi) Blackstone Advisory Services L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(vii) Blackstone Holdings I L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(viii) Blackstone Holdings I/II GP L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(ix) Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(x) Blackstone Group Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Delaware

(xi) Stephen A. Schwarzman.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizen: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, HFA beneficially owns 5,931,591 Class A shares representing limited partner interests of the Issuer ("Class A Shares") held by funds and accounts managed by HFA.

Harvest Fund Holdco L.P. is the sole member of HFA. Blackstone Harvest Holdco L.L.C. is the general partner of Harvest Fund Holdco L.P. Blackstone Intermediary Holdco L.L.C. is the sole member of Blackstone Harvest Holdco L.L.C. Blackstone Securities Partners L.P. is the sole member of Blackstone Intermediary Holdco L.L.C. Blackstone Advisory Services L.L.C. is the general partner of Blackstone Securities Partners L.P. Blackstone Holdings I L.P. is the sole member of Blackstone Advisory Services L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Class C common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by entities directly or indirectly controlled by it or him, but each disclaims beneficial ownership of the securities reported herein, and this report shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) of the Act or any other purpose.

Calculations of the percentage of shares of Class A Shares beneficially owned are based on 116,736,900 Class A Shares outstanding as of February 19, 2025, as disclosed by the Issuer in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 27, 2025. Each of the Reporting Persons may be deemed to be the beneficial owner of the Class A Shares listed on such Reporting Person's cover page.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Signatures (filed herewith).
Exhibit 99.2 Joint Filing Agreement, dated April 25, 2025, among the Reporting Persons (filed herewith).

## Signatures
- Harvest Fund Advisors LLC: /s/ Anthony Merhige, Anthony Merhige, Senior Managing Director, See Exhibit 99.1 (04/25/2025)
- Harvest Fund Holdco L.P.: /s/ Marisa Beeney, Marisa Beeney, Authorized Person, See Exhibit 99.1 (04/25/2025)
- Blackstone Harvest Holdco L.L.C.: /s/ Marisa Beeney, Marisa Beeney, Authorized Person, See Exhibit 99.1 (04/25/2025)
- Blackstone Intermediary Holdco L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (04/25/2025)
- Blackstone Securities Partners L.P.: /s/ Evan Clandorf, Evan Clandorf, Authorized Person, See Exhibit 99.1 (04/25/2025)
- Blackstone Advisory Services L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (04/25/2025)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (04/25/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (04/25/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (04/25/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (04/25/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (04/25/2025)